FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 15, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Interim Consolidated Financial Statements for the Three Months Ended August 31, 2009 and Three Months Ended August 31, 2008;

2.

Management Discussion and Analysis Of Results of Operations and Financial Condition for the Three Months Ended August 31, 2009 and Three Months Ended August 31, 2008;

3.

Chief Executive Officer Certification of Interim Filings; and

4.

Chief Financial Officer Certification of Interim Filings

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 15, 2009

By:

/s/ Bassam Moubarak

 (Name)

Its:

Chief Financial Officer

(Title)

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended August 31, 2009 and Three Months Ended August 31, 2008

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

(the “Company”)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended August 31, 2009 and three months ended August 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited, in United States Dollars) (See Note 1 Going Concern Uncertainty)

	August 31,	May 31,
	2009	2009
ASSETS (Notes 14 and 15)
Current
Cash and cash equivalents (Note 23)	$1,355,156	$3,575,168
Receivables	1,080,021	144,225
Inventory (Note 4)	981,700	1,038,999
Prepaid expenses	829,259	591,847
Total current assets	4,246,136	5,350,239
Restricted cash (Note 9)	707,398	707,480
Deposit on equipment and construction materials	1,011,212	1,762,945
Property and equipment (Notes 5 and 13)	11,899,476	12,879,658
Mineral properties (Note 6)	60,248,497	60,843,501
Total assets	$78,112,719	$81,543,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	10,017,483	8,746,892
Current portion of deferred services and materials (Note 12)	120,000	120,000
Current portion of obligations under capital leases (Note 13)	4,995,456	5,054,987
Current portion of long-term debt (Note 11)	85,463	160,993
Current portion of senior secured notes (Note 14)	23,719,389	15,653,483
Total current liabilities	38,937,791	29,736,355
Deferred services and materials (Note 12)	3,093,394	3,123,394
Asset retirement obligation (Note 24)	4,724,051	4,664,720
Senior secured notes (Note 14)	7,238,277	13,754,019
Convertible senior secured notes (Note 15)	36,701,402	34,794,455
Obligations under capital leases (Note 13)	3,322,238	4,391,168
Total liabilities	94,017,153	90,464,111
Commitments and contingencies (Notes 21 and 25)
Shareholders' (deficit) equity
Share capital
Authorized
Unlimited common shares and preferred shares without par value (Note 16)
Issued and outstanding 96,040,121 (May 31, 2009 – 96,040,121) common shares	89,208,668	89,208,668
Treasury shares, at cost 44,200 (May 31, 2009 – 44,200) common shares	(122,193)	(122,193)
Warrants (Notes 16 and 18)	14,109,097	14,109,097
Contributed surplus (Note 16)	13,938,582	13,897,197
Equity component of convertible senior secured notes (Note 15)	495,121	495,121
Accumulated comprehensive income (Note 3)	(6,733,242)	(6,733,242)
Deficit	(126,800,467)	(119,774,936)
Total shareholders’ (deficit) equity	(15,904,434)	(8,920,288)
Total liabilities and shareholders’ (deficit) equity	$78,112,719	$81,543,823

On behalf of the Board:

- Director	“John Cook”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(unaudited, in United States Dollars)

	Three months	Three months
	ended August 31,	ended August 31,
	2009	2008
		(Note 3)
EXPENSES
Accounting and legal (Note 19)	$468,529	$397,557
Accretion of asset retirement obligation (Note 24)	59,331	82,878
Consulting fees (Note 19)	101,858	32,426
Amortization	81,722	82,591
Filing fees	9,598	99,830
Investor relations and shareholder information	161,651	71,313
Office administration	189,414	314,393
Rent	54,105	35,857
Donations and community relations	330,050	37,805
Exploration and development costs (Note 7)	1,114,886	2,470,115
Stock-based compensation (Note 17)	41,385	308,814
Travel	344,114	119,113
Debt issuance costs (Notes 14 and 15)	-	3,074,251
Wages and benefits (Note 19)	643,458	741,620
Total expenses	(3,600,101)	(7,868,563)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(7,997)	(3,279,347)
Interest income	24,046	79,849
Interest on long-term debt	(14,369)	(13,437)
Asset usage fees	-	(2,013)
Power and drilling services	30,000	58,993
Loss from equity investment (Note 8)	-	(1,744,186)
Gain on dilution of equity investment (Note 8)	-	1,328,019
Mark-to-market loss on senior secured notes and convertible senior secured notes	(3,457,110)	(2,934,942)
Total other income (expenses)	(3,425,430)	(6,507,064)
Net loss and comprehensive loss for the period	(7,025,531)	$(14,375,627)

Basic and diluted loss per share	$(0.07)	$(0.15)

Weighted average number of common shares outstanding	96,040,121	95,959,132

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, in United States dollars)

		Amount of			Accumulated
	Number	Common	Contributed		Other	Retained Earnings
	of Common	Shares	Surplus	Warrants	Comprehensive	(Accumulated
	Shares	(Note 3)	(Note 3)	(Note 3)	Income (Note 3)	Deficit) (Note 3)
Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

Stock-based compensation	-	-	41,385	-	-	-

Net loss	-	-	-	-	-	(7,025,531)

Balance as at August 31, 2009	96,040,121	$89,208,668	$13,938,582	$14,109,097	$(6,733,242)	$(126,800,467)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in United States Dollars)

	Three months	Three months
	ended August	ended August 31,
	31, 2009	2008
		(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(7,025,531)	$(14,375,626)
Items not affecting cash:
Accretion of asset retirement obligation	59,331	82,878
Amortization	81,722	82,591
Amortization included in exploration and development costs	-	1,187,266
Gain on dilution of equity investment	-	(1,328,019)
Loss from equity investment	-	1,744,186
Stock-based compensation	41,385	308,814
Stock-based compensation included in exploration and development expenses	-	21,751
Debt issuance costs	-	3,074,251
Mark-to-market loss on senior secured notes and convertible senior secured notes	3,457,110	2,934,942
Foreign exchange gain on restricted cash	82	(45,222)
Unrealized foreign exchange (gain) loss	-	3,360,384
Changes in non-cash working capital items:
Decrease (increase) in receivables	(935,795)	389,696
(Increase) decrease in prepaid expenses	(237,412)	(147,831)
Decrease in inventory	57,300	-
Deferred services and materials	(30,000)	(58,993)
(Decrease) increase in accounts payable and accrued liabilities	(418,209)	(3,508,284)
Net cash used in operating activities	(4,950,017)	(6,277,216)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	-	30,673
(Repayment of) bank overdraft	-	(2,033,010)
Proceeds from senior secured notes	-	27,750,000
Prepaid interest on senior secured notes	-	(4,162,500)
Payment of capital lease obligations	(1,128,462)	(389,619)
Debt issuance costs	-	(3,074,251)
Repayment of long-term debt	(75,530)	(71,545)
Net cash provided by financing activities	(1,203,992)	18,049,748
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(557,456)	(995,684)
Deposit on equipment and construction materials	751,733	(287,931)
Investment in mineral properties	3,739,720	(6,906,238)
Net cash used in investing activities	3,933,997	(8,189,853)
Impact of exchange rate changes on cash and cash equivalents	-	(280,436)
Change in cash and cash equivalents	(2,220,012)	3,302,243
Cash and cash equivalents, beginning of period	3,575,168	12,850,137
Cash and cash equivalents, end of period	$1,355,156	$16,152,380

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

1.

GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations.  Management is currently in substantive negotiations with lenders to secure additional financing; however, there is no guarantee that management will be successful in its efforts.  Therefore, the use of generally accepted accounting principles that are applicable to a going concern may not be appropriate as there is significant doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $126,800,467 at August 31, 2009 (May 31, 2009 - $119,774,936) and a shareholders’ deficit of $15,904,434 at August 31, 2009 (May 31, 2009 – $8,920,288).  Also the Company had a working capital deficiency of $34,691,655 at August 31, 2009 (May 31, 2009 - $24,386,116). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The operating cash flow and profitability of the Company are also affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, environmentalist risk and political risk.  The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.

NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company”) was incorporated in the Province of British Columbia.

The Company is engaged in mine development and mineral exploration activities of gold-bearing mineral properties in Panama.  The Company operates under the rules and regulations of Ley Petaquilla No. 9 and accordingly requires approval from the Ministry of Industry and Commerce in Panama before commercial production may commence.   The Company’s main focus has been the development of the Molejon Gold Project which is expected to be in commercial production in fiscal 2010.   Exploration activities have centered on the Company’s 659 square kilometre concessions surrounding the Petaquilla concession located in the Province of Colon, Panama.

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended May 31, 2009 except as noted. Accordingly, they should be read in conjunction with the 2009 consolidated financial statements and the notes thereto.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama Corporation), Instituto

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infrastructure Ltd. (a Canadian corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Petaquilla Hidro, S.A. (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 51% interest in Petaquilla Infraestructura, S.A. (a Panama corporation).  The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Foreign currency translation

Prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations have been translated into United States dollars up until this date using the current rate method as follows:  all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity.  Subsequent to the change in measurement currency described below, the AOCI balance will remain the same until the entities which gave rise to the AOCI balance are disposed of.  In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

Due to several financings in U.S. dollars, the most recent in March 2009, as well as the commencement of startup operations in Panama and expected revenue generation in U.S. dollars, it has been determined that as of March 1, 2009, the United States dollar is the reporting and measurement currency of the Company’s operations and therefore these operations have been translated using the temporal method from that date onward.  Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

Adoption of new accounting policies

In February 2008, the CICA issued a new Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062.  The new Section is applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The adoption of this section did not have a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011.  Early adoption of this Section is permitted.  Early

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after June 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures.  The transition may also impact business activities such as certain contractual arrangements, capital requirements and compensation arrangements.

Changes in Accounting Policies

(a)  Change in Reporting Currency

Effective March 1, 2009, the Company changed its reporting currency to the U.S. Dollar (USD). The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to March 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CAD). In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method. Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

 (b)  Mineral Properties

During the 2009 fiscal year, as a result of the initiation of a new exploration program, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its accounting policies including an examination of the Company’s current accounting policies.    Due to this review, the Company determined that it was appropriate to change its accounting policy for mineral properties whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained. Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian generally accepting accounting principles (“Canadian GAAP”). This change in accounting policy has also been applied to the calculation of dilution gains and equity losses from the Company’s equity investment in Petaquilla Copper Ltd.

Management believes that this revised accounting policy will provide a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of mineral property expenditures with standards used by producing mining companies in the resource sector and with global accounting standards. The change in accounting policy has been applied retrospectively, and the comparative period for the three months ending August 31, 2008 has been restated.

The effect of the adjustment on the financial statements is summarized in the tables below.

Consolidated Statement of Operations and Comprehensive Loss and Deficit	August 31, 2008 as
	previously		August 31, 2008
	reported	Adjustment	restated
Exploration and development costs	$-	$(2,470,115)	$(2,470,115)
Loss from equity investment	(1,220,180)	(524,006)	(1,744,186)
Gain on dilution of equity investment	1,027,222	300,797	1,328,019
Net loss/comprehensive loss for the period	(11,682,302)	(2,693,324)	(14,375,626)
Loss per share – basic and diluted	(0.12)	(0.03)	(0.15)

Consolidated Statement of Cash Flows	August 31, 2008 as		August 31, 2008
	previously reported	Adjustment	restated
Operating activities	$(5,016,118)	$(1,261,098)	$(6,277,216)
Investing activities	(9,450,951)	1,261,098	(8,189,853)

4.

INVENTORY

	August 31, 2009	May 31, 2009
Raw materials and supplies	$981,700	$1,038,999

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

5.

PROPERTY AND EQUIPMENT

		August 31,			May 31,
		2009			2009
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$238,910	$82,030	$156,880	$221,489	$69,909	$151,580
Computer software	210,543	139,487	71,056	201,187	129,915	71,272
Equipment under capital leases	10,808,072	4,474,234	6,333,838	10,808,072	3,956,113	6,851,959
Equipment	8,623,042	4,115,516	4,511,526	8,744,787	3,737,484	5,007,303
Vehicles	211,029	39,507	171,522	167,499	27,257	140,242
Furniture and fixtures	25,571	9,586	15,985	25,016	8,752	16,264
Land	189,353	-	189,353	189,353	-	189,353
Buildings	474,979	25,663	449,316	472,783	21,098	451,685
	$20,781,499	$8,886,023	$11,899,476	$20,830,186	$7,950,528	$12,879,658

6.

MINERAL PROPERTIES

The Company has capitalized $60,248,497 in mineral property costs, net of revenue of $15,197,064 as at August 31, 2009 and $60,843,501, net of revenue of $653,941 as at May 31, 2009:

	August 31, 2009	May 31, 2009
Plant	$46,690,545	$47,610,795
Plant equipment	2,973,133	2,973,133
Camp	5,368,580	5,252,168
Asset retirement obligation (Note 23)	3,458,304	3,458,304
Capitalized interest expense	1,757,935	1,549,101
	$60,248,497	$60,843,501

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession.   The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the future gold price at the time of production.

A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007.  Mill commissioning was initiated in November 2008 and the first gold pour occurred on April 7, 2009.  The Company is still in the process of mill commissioning and completion.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

7.

EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of other properties are detailed below:

	Three months ended	Three months ended
	August 31, 2009	August 31, 2008
Surface exploration and delineation	$560,538	$-
Drilling costs	188,941	834
Engineering and consulting	-	850,871
Geologist	-	171,344
Property permits	-	(33,668)
Environment	34,607	27,016
Logistics	53,313	22,187
Indirect drilling costs	101,420	90,995
Engineering and design	108,643	65,261
Communications	33,103	6,180
Topography	(707)	1,800
Roads and bridges	35,028	58,278
Amortization on operating equipment	-	1,187,266
Stock-based compensation (Note 16)	-	21,751
	$1,114,886	$2,470,115

8.

INVESTMENT IN PETAQUILLA COPPER LTD.

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $439,367 (CAD$ 500,000).  Subsequent to the spin out of Copper, the Company accounted for Copper on an equity basis. Under the equity method, the Company recorded the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee was greater than the carrying cost, the amount was not reduced below zero. Dilution gains arose whenever Copper issued equity at a price greater than the carrying value of the equity investment.

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of CAD$ 2.20 per common share, for proceeds of $43,238,852 (CAD$ 44,920,843). The Company did not incur any transaction costs in disposing of the shares.

9.

RESTRICTED CASH

The Company has $707,398 in term deposits (May 31, 2009 - $707,480) which are being held to guarantee debt financings and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.05% to 4.875%.

10.

OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554.  The facility is converted to capital leases when the asset purchases are completed.  The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama.  At August 31, 2009 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

11.

LONG-TERM DEBT

During the fiscal year ended April 30, 2007, the Company arranged bank loans totalling $1,277,230 for the purchase of equipment and vehicles.  The loans are secured by the purchased assets plus term deposits in the amount of $400,000.

The following table summarizes these loans outstanding as at August 31, 2009 and May 31, 2009:

	August 31, 2009	May 31, 2009

Equipment loan #2, repayable at $7,445 per month including interest at 9.0%, maturing October 2009	8,135	29,891
Equipment loan #3, repayable at $18,095 per month including interest at 9.25%, maturing January 2010	74,056	125,575
Vehicle loan #2, repayable at $793 per month, including interest at 9.25%, maturing January 2010	3,272	5,527
	85,463	160,993
Less: current portion	(85,463)	(160,993)
	$-	$-

12.

DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period.  In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000.   Services provided to date include the rental of a drill and the generation of electricity.

	August 31, 2009	May 31, 2009
	$3,213,394	$3,243,394
Current portion	120,000	120,000
Non-current portion	$3,093,394	$3,123,394

13.

CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2009 - $2,361,098) as additional security.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

13.

CAPITAL LEASE OBLIGATIONS (continued)

Future minimum lease payments on the capital lease obligations are as follows:

	August 31, 2009	May 31, 2009
2010	$4,306,172	$5,741,567
2011	4,263,492	4,164,972
2012	459,710	461,907
	9,029,374	10,368,446
Less imputed interest of 9%	(711,680)	(922,291)
Total	8,317,694	9,446,155
Current obligation	4,995,456	5,054,987
Long- term obligation	$3,322,238	$4,391,168

14.

SENIOR SECURED NOTES

	August 31, 2009	May 31, 2009
Senior secured notes	$30,957,666	$29,407,502
Less estimated current portion based on a projected gold price over $1,000 as noted below and earliest redemption dates	23,719,389	15,653,483
	$7,238,277	$13,754,019

At August 31, 2009, there are 26,468 senior secured notes (“Notes”) outstanding (May 31, 2009 –26,468).  The Notes bear interest at an annual rate of 15%. Semi-annual principal repayments on the Notes range from $nil to $8,000,000 depending upon the weighted average market price of gold during the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment

Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Notes will mature five years from date of issuance at 120% of principal. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. If the Notes are redeemed within one year of issuance, all prepaid interest of $12,000,000 is forfeited. After 18 or 24 months from the date of issuance of the Notes, depending upon the agreement reached with the Note holders, the holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.  On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of Distributable Cash.

Distributable Cash is defined as cash available after:

a)

satisfaction of the Company’s debt obligations (principal and interest);

b)

satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;

c)

deduction for income tax obligations; and

d)

retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of August 31, 2009 neither of these has been defined.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

14.

SENIOR SECURED NOTES (continued)

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.   On April 17, 2009 the Company repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.  The effect of repricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

On September 30, 2008 the Company redeemed 36,032 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments – Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation dates, the value of the Notes was calculated to be $58,474,937 and the amount allocated to the warrants was $1,525,063.  Prepaid interest of $9,000,000 was applied as a reduction of the Notes. The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from date of issue. The senior secured notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.   On February 28, 2009 the discount rate on the Notes was reduced to 20.58% from 26.65% due to mark-to-market accounting.  This resulted in a loss of $3,863,189.   At August 31, 2009, the Notes have been adjusted to their fair market value of $30,884,116.

During the three months ended August 31, 2009 the Company incurred $nil (three months ended August 31, 2008 – $3,074,251) in financing costs related to the Notes. These costs were expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

Estimated principal repayments, assuming a future gold price of $1,000 or higher and earliest redemption dates, are as follows:

2010	$17,283,718
2011	14,477,430
$31,761,148

15.

CONVERTIBLE SENIOR SECURED NOTES

	August 31, 2009	May 31, 2009
Convertible senior secured notes	$36,701,402	$34,794,455
Less estimated current portion	-	-
	$36,701,402	$34,794,455

On March 25, 2009 the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid.  The

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

15.

CONVERTIBLE SENIOR SECURED NOTES (continued)

Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the notes at any time at 110% of the principal amount plus any accrued or unpaid interest. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

On an annual basis, the Convertible Note holders can cause the Company to redeem Convertible Notes equal to 35% of Distributable Cash.   Distributable Cash is defined as cash available after:

a)

satisfaction of the Company’s debt obligations (principal and interest);

b)

satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;

c)

deduction for income tax obligations; and

d)

retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of August 31, 2009 neither of these has been defined.

On a semi-annual basis, commencing September 15, 2010, the Company shall make principal payments under each holder’s Convertible Notes ranging from $nil to $8,000,000 depending upon the weighted average market price of gold for the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment

Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Convertible Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement,” HB 3862 “Financial Instruments – Disclosure,” HB 3863 “Financial Instruments – Presentation” and EIC 164 “Convertible and Other Debt Instruments with Embedded Derivatives”. Under this guidance, the Company valued the liability component of the Convertible Notes and assigned the difference to the conversion feature. On the valuation date, the value of the liability component of the Convertible Notes was calculated to be $39,504,879.  The conversion feature was valued at $495,121. Prepaid interest of $6,000,000 was applied as a reduction of the Convertible Notes. The liability component was calculated using a discount rate of 20.58%. The convertible senior secured notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

The Company incurred $2,466,964 in financing costs related to the Convertible Notes. These costs have been expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The indebtedness represented by the Convertible Notes is senior to all other indebtedness of the Company and ranks pari passu with the previously issued senior secured notes.

Estimated principal payments are as follows:

2010	$-
2011	44,000,000
$44,000,000

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

17.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At August 31, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value.  The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In May 2008, the Company closed the first tranche of its senior secured notes issuing 32,250 units for gross proceeds of $32,250,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Company agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $638,354.

In June 2008, the Company closed the second tranche of its senior secured notes issuing 10,000 units for gross proceeds of $10,000,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $104,496.

In July 2008, the Company closed the third tranche of its senior secured notes issuing 17,750 units for gross proceeds of $17,750,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $110,736.

On March 25, 2009 the Company closed $40,000,000 of a convertible notes financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the notes at any time at 110% of the principal amount plus any accrued or unpaid interest. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

On April 17, 2009 the Company repriced the warrants issued with the Notes to allow the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.  The effect of repricing the warrants was an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

17.

STOCK OPTIONS

During the twelve months ended January 31, 2007, the Company received approval for its stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 10,000,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

17.

STOCK OPTIONS (continued)

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at May 31, 2008	8,115,134	1.83
Granted	1,370,000	0.85
Exercised	(81,480)	0.50
Expired	(909,676)	2.17
Forfeited	(58,125)	2.32
Balance at May 31, 2009	8,435,853	1.64
Granted	150,000	0.62
Cancelled	(3,245,080)	2.08
Expired	(60,000)	1.25

Balance at August 31, 2009	5,280,773	1.34
Number of stock options exercisable	4,613,273	1.46

As at August 31, 2009, the following stock options were outstanding as follows:

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
2,731,773	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
410,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014
100,000	0.39	March 1, 2014
150,000	0.62	July 13, 2014

5,280,773

Total stock options granted during the three months ended August 31, 2009 were 150,000 (three months ended August 31, 2008 – nil), of which nil (three months ended August 31, 2008 - nil) were expired and nil (three months ended August 31, 2009 – nil) were forfeited during the period.  Stock options granted that have not vested have been excluded from the calculation of stock-based compensation.  Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the three months ended August 31, 2009 was $41,385 (three months ended August 31, 2008 - $330,565).

No options were granted during the three months ended August 31, 2008.  The weighted average fair value of stock options granted is estimated to be CAD$ 0.33 for the three months ended August 31, 2009 by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Three Months Ended August	Three Months Ended August
	31, 2009	31, 2008
Risk-free interest	2.43%	-
Expected dividend yield	-	-
Expected stock price volatility	70%	-
Expected option life in years	4.00	-

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

18.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2008	24,634,715	2.13
Issued	11,024,520	0.65
Expired	(705,955)	3.50
Balance at May 31, 2009 and August 31, 2009	34,953,280	1.03

In May 2008, the Company closed the first tranche of its senior secured notes financing issuing 32,250 units for gross proceeds of $32,250,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 Common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company paid $1,635,230 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $638,354.

In June 2008, the Company closed the second tranche of its senior secured notes financing issuing 10,000 units for gross proceeds of $10,000,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants was $104,196.

In July 2008, the Company closed the third tranche of its senior secured notes financing issuing 17,750 units for gross proceeds of $17,750,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares.  Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants was $110,734.

On April 17, 2009 the Company repriced the warrants issued with the Notes to entitle the holder to purchase one common share at CAD$ 0.65 for the remainder of the warrant period.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD$ 1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.  The repricing of the warrants resulted in an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

The company did not issue any finders’ warrants during the three months ended August 31, 2009.  The weighted average fair value of the finders’ warrants issued is estimated to be CAD$ 0.24 for the three months ended August 31, 2008 by using the Black-Scholes options pricing model with the following assumptions:

	Three Months Ended August	Three Months Ended August
	31, 2009	31, 2008
Risk-free interest	-	3.29%
Expected dividend yield	-	-
Expected stock price volatility	-	43%
Expected warrant life in years	-	5.00

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

18.

SHARE PURCHASE WARRANTS (continued)

At August 31, 2009, the following warrants were outstanding as follows:

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,120,875	$3.50	October 31, 2009
182,000	$3.50	December 20, 2009
389,000	$3.50	May 9, 2010
9,424,605	$1.54	October 17, 2011
12,812,280	$0.65	May 21, 2013
3,972,800	$0.65	June 4, 2013
7,051,720	$0.65	July 8, 2013
34,953,280

19.

RELATED PARTY TRANSACTIONS

During the three months ended August 31, 2009:

a)

The Company paid consulting fees of $nil (three months ended August 31, 2008 - $2,775) to companies controlled by a director and a former officer.

b)

The Company paid consulting fees and wages of $100,364 (three months ended August 31, 2008 - $148,263) to companies controlled by directors and an officer.

c)

The Company paid legal fees of $85,264 (three months ended August 31, 2008 – $27,630) and share issue costs of $nil (three months ended August 31, 2008 - $10,063) to two law firms, one controlled by an officer and one controlled by a former director.

d)

The Company paid for goods and services of $33,144 (three months ended May 31, 2008 - $nil) to companies controlled by an officer.

At August 31, 2009, $116,949 was owed to companies controlled by officers of the Company.

20.

SEGMENT INFORMATION

The Company has one operating segment which is the exploration of resource properties.

21.

COMMITMENTS

	Less than				More than
	1 Year	2 Years	3 Years	4-5 Years	5 Years
Office lease	$60,676	$60,676	-	-	-
Capital expenditure commitment	$392,315	-	-	-	-
Equipment lease	$5,562,120	$3,467,257	-	-	-
Senior secured notes	$26,944,189	$8,544,179	-	-	-
Convertible senior secured notes	-	$49,480,346	-	-	-
Long-term debt	$87,090	-	-	-	-
Asset retirement obligation	-	-	-	-	$6,701,000

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

22.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, accounts payable and long-term debt.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company’s senior secured notes and convertible senior secured notes are measured on initial recognition using the residual method (see Notes 14 and 15). Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 20.58% and a maturity date of two years from date of issue based on the ability of the Note holders to demand repayment after two years and the expectation that Note holders will make this demand.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future. On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes and convertible senior secured notes indenture (Notes 14 and 15).

Market risk

(i)

Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at August 31, 2009
	10% Increase in the	10% decrease in the
	Canadian Dollar	Canadian Dollar
Increase (decrease) in net earnings	$34,274	$(34,274)
Increase (decrease) in other comprehensive (loss) income	-	-
Comprehensive (loss) income	$34,274	$(34,274)

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

22.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(ii)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 11), leases (Note 13), senior secured notes (Note 14), convertible senior secured notes (Note 15) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

23.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months ended	Three months ended
	August 31, 2009	August 31, 2008

Non-cash investing and financing activities
Debt issuance costs	$-	$112,686
Warrants	-	(112,686)
Property and equipment acquired through credit line facility and capital leases and payables	465,112	921,852
Mineral properties incurred through payables	7,442,405	-
Deferred services and materials financed by a reduction in amounts payable to Petaquilla Copper Ltd.	30,000	58,993
Interest paid in cash	$212,232	$4,322,533
Income taxes paid in cash	-	-

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

23.        SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

	August 31, 2009	May 31, 2009
Cash and cash equivalents consist of:
Cash	$1,355,156	$3,440,168
Term deposits	-	135,000
	$1,355,156	$3,575,168

24.

ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows (Note 3):

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	$4,664,720
Accretion	59,331
Balance August 31, 2009	$4,724,051

The provision for asset retirement obligation is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $6,701,000;

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

25.

CONTINGENCIE

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Ley Petaquilla Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.   Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil.  In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

2)

             The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

PETAQUILLA MINERALS LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in United States Dollars)

Three months ended August 31, 2009 and three months ended August 31, 2008

26.

SUBSEQUENT EVENTS

             Subsequent to August 31, 2009:

1)

The Company’s new management conducted an assessment of the Molejon Gold Mine resulting in the identification of several deficiencies in the plant construction and operation. These deficiencies have led to several areas of the plant not operating to design specifications resulting in additional future costs to mitigate construction deficiencies. A process for estimating costs of mitigation is in the identification stage thus no amounts can be quantified at this time.

2)

The Company entered into a forward sale agreement for 7,000 ounces of gold to be delivered in October and November 2009. Disruption of plant operations from any cause may result in delivery default and result in additional cost being incurred.

3)

The Company made a principal, premium and interest payment of $6,208,844 on its senior secured notes pursuant to the provisions of the debt agreement (Note 14).

PETAQUILLA MINERALS LTD.

For three months ended August 31, 2009 and three months ended August 31, 2008

Management Discussion and Analysis

of Results of Operations and Financial Condition

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the three months ended August 31, 2009, which have been prepared on the basis of available information up to October 14, 2009.  Management’s discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the twelve months ended May 31, 2009 and thirteen months ended May 31, 2008.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the three months ended August 31, 2009 with the three month-period to August 31, 2008.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  There is no guarantee of future performance as actual results could change based on factors beyond management’s control.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs, Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measure unit cash production cost. This non-GAAP performance measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian-based junior gold production, exploration and development company with all of its activities located solely in Panama.

PTQ’s growth strategy has been to establish a gold production base from the development of its 100% owned Molejon deposit located within the Cerro Petaquilla Concession.  In addition, PTQ plans to continue to evaluate gold development projects and/or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold projects.

Significant Accomplishments

Molejon Gold Deposit Project

•

Ball mill # 1 was placed  into operation

•

Tailings pond #2(b) is placed into operations and work on raising the wall of pond #2(a) and #2(b) is continuing and expected to be completed in the third quarter of fiscal 2010.

•

The secondary and tertiary crushing equipment and conveyor systems are complete and commissioning has commenced. Crusher feed material is expected to be run through these crushers in the second quarter of fiscal 2010.

•

Work continues on the primary crusher and conveyor system to feed the secondary crusher. Commissioning is expected to occur in the second quarter of fiscal 2010.

•

All of the generators onsite have been synchronized.

•

Ongoing commissioning of the mill is still underway.

OPERATING RESULTS

	Q1 2010	Q4 2009
Gold production - ounces	13,256	2,973
Silver production - ounces	4,640	1,109
Gold sales - ounces	15,440	703
Silver sales - ounces	2,000	114
Average realized gold price (per ounce)	$940.05	$928.24
Average realized silver price (per ounce)	$14.60	-
Unit cash production cost (per ounce, on a co-product and by-product basis)	$722.89	$1,793.13

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

SELECTED ANNUAL INFORMATION

Key Financial Data (000’s)	2009		2008		2007

Net loss for the year	(21,100)	(1)	(21,656)		(39,205)	(2)
Loss per share – basic and diluted	(0.22)		(0.23)		(0.49)
Cash outflow from operating activities
Working capital (deficit)	(24,386)		(3,714)		(3,897)
Long term liabilities	60,728	(4)	39,276	(3)	4,608
Total assets	81,544	(6)	71,208	(5)	24,982

(1)

includes $28,070,280 in losses on senior secured notes, foreign exchange losses of $8,157,720, debt issuance costs of $6,398,825 and a lower gain on dilution of equity investment partially offset by a gain on sale of equity investment of $40,604,938.

(2)

includes $17,878,615 in stock-based compensation.

(3)

increase as compared to long term liabilities on April 30, 2007 is primarily a result of senior secured note financing with a    balance of $26,785,359.

(4)

increase as compared to long term liabilities on August 31, 2008 is primarily a result of convertible senior secured note financing with a balance of $34,794,455.

(5)

increase as compared to total assets on April 30, 2007 is primarily a result of cash acquired from issuance of capital stock and a senior secured note financing used to finance mineral properties and capital assets.

(6)

increase as compared to total assets on August 31, 2008 is primarily a result of cash acquired from a convertible senior secured note financing used to finance mineral properties.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED AUGUST 31, 2009 COMPARED TO THE THREE MONTHS ENDED AUGUST 31, 2008

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets.  However, development work is nearly complete on the Molejon gold deposit with a present targeted commercial production start up in fiscal 2010.

Other income (expense)

During the three months ended August 31, 2009, other expense decreased by $3,081,634 to $(3,425,430) compared to $(6,507,064) for the three months ended August 31, 2008.  The decrease in other expense is largely due to:

•

A foreign exchange loss of $(7,997) for the three months ended August 31, 2009 compared to $(3,279,347) for the three months ended August 31, 2008.  This primarily resulted from the significant decrease in the Canadian dollar, impacting the majority of the Company’s liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes) which occurred during the first nine months of fiscal 2009, prior to the adoption of the U.S. dollar as the functional currency of the Company.

•

An equity loss of $nil for the three months ended August 31, 2009 compared to $(1,744,186) for the three months ended August 31, 2008 related to the Company’s investment in Copper.  The equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in Copper.  The decrease in the equity loss is due to the sale of Copper in the second quarter of fiscal 2009.

This decrease in other expense was partially offset by:

•

A loss of $(3,457,110) resulting from an increase in the fair value of the senior secured notes (“Notes”) due to mark-to-market accounting during the three months ended August 31, 2009 compared to $(2,934,942) for the three months ended August 31, 2008.

•

 A dilution gain of $nil for the three months ended August 31, 2009 compared to $1,328,019 for the three months ended August 31, 2008 related to the Company’s investment in Petaquilla Copper Ltd. (“Copper”). The dilution gain resulted from the difference between the Company’s carrying cost of Copper and the amount paid up for each Copper share issued.   The decrease in the dilution gain is due to the sale of Copper in the second quarter of fiscal 2009.

Expenses

Expenses for the three months ended August 31, 2009, decreased by $4,268,462 to $(3,600,101) compared to $(7,868,563) for the three months ended August 31, 2008.  The decrease in expenses is primarily due to:

•

A decrease of $3,074,251 in debt issuance costs.  Debt issuance costs were nil for the three months ended August 31, 2009 compared to $3,074,251 for the three months ended August 31, 2008 as no debt was issued during the current period.

•

A decrease of $1,355,229 in exploration and development costs.  Exploration and development costs were $1,114,886 for the three months ended August 31, 2009 compared to $2,470,115 for the three months ended August 31, 2008.  This was due to the change in activities from exploration and development in the prior period to pre-operations and mill commissioning during the current period.  Approximately 50% of the exploration costs incurred in the current period relate to work performed on the Company’s additional concessions surrounding the Molejon gold project.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

•

A decrease of $267,429 in stock-based compensation.  Stock-based compensation, a non-cash expense, was $41,385 for the three months ended August 31, 2009 compared to $308,814 for the three months ended August 31, 2008.  This decrease is due to a lower number of options vesting during the current period.

•

A decrease of $124,979 in office administration.  Office administration was $189,414 for the three months ended August 31, 2009 compared to $314,393 for the three months ended August 31, 2008 due to capitalization of mine office and administration costs during the pre-production period.

The decreases in expenses were partially offset by:

•

An increase of $225,001 in travel.  During the three months ended August 31, 2009, the Company incurred $344,114 in travel compared to $119,113 for the three months ended August 31, 2008.  The increase is related to an increase in shareholder and board activities.

•

An increase of $292,245 in donations and community relations.  Donations and community relations were $330,050 for the three months ended August 31, 2009 compared to $37,805 for the three months ended August 31, 2008.  The increase is due to the fact that the majority of the cost of community development was incurred by Petaquilla Copper Ltd. in the prior period.

The net loss and comprehensive loss for the three months ended August 31, 2009 was $(7,025,531) or $(0.07) per basic and diluted share compared to a net loss and comprehensive loss of $(14,375,627) or $(0.15) per basic and diluted share for the three months ended August 31, 2008.

Cash Flow

Operating Activities

Corporate and administrative cash costs and exploration and development expenditures resulted in a cash outflow of $4,950,017 from operating activities for the three months ended August 31, 2009.  Operating activities for the three month-period ended August 31, 2008 resulted in a cash outflow of $6,277,216.

Financing Activities

Proceeds from issuance of senior secured notes were $nil for the three months ended August 31, 2009 compared to $27,750,000 for the three months ended August 31, 2008.    Prepaid interest on the senior secured notes during the three months ended August 31, 2009 was $nil compared to $4,162,500 for the three months ended August 31, 2008.  Repayment of the bank overdraft was $nil for the three months ended August 31, 2009 compared to $2,033,010 for the three months ended August 31, 2008.  Debt issuance costs for the three months ended August 31, 2009 were $nil compared to $3,074,251 for the three months ended August 31, 2008.  Net repayments of capital leases and long term debt were $1,203,992 for the three months ended August 31, 2009 compared to $461,164 in the prior year period.

Investing Activities

The Company had a net cash inflow of $3,739,720 from mineral properties due to revenue earned on sales of pre-production gold during the three months ended August 31, 2009 compared to a cash outflow of $6,906,238 during the three months ended August 31, 2008. Cash expenditure in 2008 was solely related to completion of the processing mill and the mine.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

During the three months ended August 31, 2009, $557,456 was spent on mining and milling equipment compared to $995,684 during the three months ended August 31, 2008, reflecting the change towards the gold pre-production phase of the project in the current period.

Balance Sheet

At August 31, 2009, PTQ had total assets of $ 78,112,719 compared with $81,543,823 in total assets at May 31, 2009.  This decrease is primarily a result of amortization of property and equipment as well as a decrease in cash. The working capital deficiency at August 31, 2009 was $34,691,655 compared to $24,386,116 at May 31, 2009, as a result of an increase in senior secured notes payments that are due within one year.

SUMMARY OF QUARTERLY RESULTS

	2010	2009	2009	2008
	Aug 31	May 31	Feb 28	Nov 30
	Q1	Q4	Q3	Q2

Net (loss) earnings	$(7,025,531)	$(11,269,855)	$(13,945,696)	$18,491,312
(Loss) earnings per share – basic	$(0.07)	$(0.12)	$(0.14)	$0.19
(Loss) earnings per share – diluted	$(0.07)	$(0.12)	$(0.14)	$0.18

	2008	2008	2008	2007
	Aug 31	May 31	Jan 31	Oct 31
	Q1	4 months	Q3	Q2

Net (loss) earnings	$(14,375,627)	$(15,608,330)	$4,353,907	$(9,659,326)
(Loss) earnings per share – basic	$(0.15)	$(0.17)	$0.05	$(0.10)
(Loss) earnings per share – diluted	$(0.15)	$(0.17)	$0.04	$(0.10)

1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the quarters ended October 31, 2007, May 31, 2008, August 31, 2008, February 28, 2009, May 31, 2009 and August 31, 2009. For the quarters ended January 31, 2008 and November 30, 2008 potential share issuances pursuant to the exercise of options and warrants would be dilutive and the basic and diluted earnings per share using the treasury stock method are shown above.

LIQUIDITY AND CAPITAL RESOURCES

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations.  Management is currently in substantive negotiations with lenders to secure additional financing; however, there is no guarantee that management will be successful in its efforts.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $126,800,467 at August 31, 2009 (May 31, 2009 - $119,774,936) and a shareholders’ deficit of $15,904,434 at August 31, 2009 (May 31, 2009 – $8,920,288).  Also the Company had a working capital deficiency of $34,691,655 at August 31, 2009 (May 31, 2009 - $24,386,116). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The operating cash flow and profitability of the Company are also affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, environmentalist risk and political risk.  The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company has $707,398 in term deposits which are being held to guarantee credit cards, debt financings and a performance bond for compliance with the environmental laws in Panama.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future. As previously noted, material increases or decreases in PTQ's liquidity will be substantially determined by the timing of the commencement of commercial production at the Molejon gold project.

CONTRACTUAL AND OTHER OBLIGATIONS

	Less than 1				More than 5
	Year	2 Years	3 Years	4-5 Years	Years
Office lease	$60,676	$60,676	Nil	Nil	Nil
Capital expenditure commitment	$392,315	Nil	Nil	Nil	Nil
Equipment lease	$5,562,120	$3,467,257	Nil	Nil	Nil
Senior secured notes	$26,944,189	$8,544,179	Nil	Nil	Nil
Convertible senior secured notes	Nil	$49,480,346	Nil	Nil	Nil
Long-term debt	$87,090	Nil	Nil	Nil	Nil
Asset retirement obligation	Nil	Nil	Nil	Nil	$6,701,000

CONTINGENCIES

On November 13, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Ley Petaquilla Concession in 2005 and an additional US$ 934,695 for damages.  On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project.  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.  Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil.  In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

The Company is engaged in certain other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

CAPITAL STOCK

At August 31, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value.  The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

As at August 31, 2009, an aggregate of 96,040,121 common shares were issued and outstanding of which 44,200 were repurchased.   As at October 14, 2009, 96,040,121 common shares were issued and outstanding, of which 44,200 were repurchased.

					Accumulated
		Amount of			Other	Retained Earnings
	Number	Common	Contributed		Comprehensive	(Accumulated
	of Common	Shares	Surplus	Warrants	Income	Deficit)
	Shares	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting	-	-	-	-	(4,648,716)	-
Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)
Stock-based compensation	-	-		-	-	-
Net loss	-	-	-	-	-	(7,025,531)
Balance as at August 31, 2009	96,040,121	$89,208,668	$13,938,582	$14,109,097	$(6,733,242)	$(126,800,467)

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

PTQ had the following warrants outstanding as at October 14, 2009:

Number of
Warrants	Exercise	Expiry
Outstanding	Price (CAD$)	Date
1,120,875	$3.50	October 31, 2009
182,000	$3.50	December 20, 2009
389,000	$3.50	May 9, 2010
9,424,605	$1.54	October 17, 2011
12,812,280	$0.65	May 21, 2013
3,972,800	$0.65	June 4, 2013
7,051,720	$0.65	July 8, 2013
34,953,280

As at October 14, 2009 34,953,280 share purchase warrants were issued and outstanding.

The following summarizes information about the stock options outstanding as at October 14, 2009:

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
2,731,773	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
410,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014
100,000	0.39	March 1, 2014
150,000	0.62	July 13, 2014
5,280,773

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three months ended August 31, 2009:

•

The Company paid consulting fees of $nil (three months ended August 31, 2008 - $2,775) to companies controlled by a director and a former officer.

•

The Company paid consulting fees and wages of $100,364 (three months ended August 31, 2008 - $148,263) to companies controlled by directors and an officer.

•

The Company paid legal fees of $85,264 (three months ended August 31, 2008 – $27,630) and share issue costs of $nil (three months ended August 31, 2008 - $10,063) to two law firms, one controlled by an officer and one controlled by a former director.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

•

The Company paid for goods and services of $33,144 (three months ended May 31, 2008 - $nil) to companies controlled by an officer.

At August 31, 2009, $116,949 was owed to companies controlled by officers of the Company.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

SUBSEQUENT EVENTS

Subsequent to August 31, 2009:

1)

The Company’s new management conducted an assessment of the Molejon Gold Mine resulting in the identification of several deficiencies in the plant construction and operation. These deficiencies have led to several areas of the plant not operating to design specifications resulting in additional future costs to mitigate construction deficiencies. A process for estimating costs of mitigation is in the identification stage thus no amounts can be quantified at this time.

2)

The Company entered into a forward sale agreement for 7,000 ounces of gold to be delivered in October and November 2009. Disruption of plant operations from any cause may result in delivery default and result in additional cost being incurred.

3)

The Company made a principal, premium and interest payment of $6,208,844 on its senior secured notes pursuant to the provisions of the debt agreement (see Note 14 in the interim consolidated financial statements).

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period.  Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recoverability of accounts receivable and  investments, estimates of the useful life of properties and equipment, the future cost of asset retirement obligations, the amount and likelihood of contingencies, the discount rate used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

Mineral Property Costs

Exploration and development costs are expensed until such time as reserves are proven and financing to complete development has been obtained.  Acquisition costs of mineral properties and tangible development costs incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned.  The carrying values of mineral properties are, where necessary, written down to the fair value if the carrying value is not recoverable.  Costs relating to properties abandoned are written off when the decision to abandon is made.  Capitalized costs are depleted using a unit-of-sale method over the estimated economic life of the mine to which they relate.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until all capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Impairment of Long-lived Assets

A long-lived asset which includes property and related costs and equipment is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value.  For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Asset Retirement Obligation

The Company will have an obligation to reclaim its properties after the minerals have been mined from the site and will estimate the costs necessary to comply with existing reclamation standards.  These estimated costs, referred to as Asset Retirement Obligation, will be recorded as a liability at their fair values in the periods in which they occur, and, at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets. However, the Company continuously reviews its obligation in this regard.

Stock-based Compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.  Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period (see Note 17 of the Notes to the Consolidated Financial Statements).

CHANGES IN ACCOUNTING POLICY INCLUDING INITIAL ADOPTION

In February 2008, the CICA issued a new Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062.  The new Section is applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The adoption of this section did not have a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011.  The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after June 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.  Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures.  The transition may also impact business activities such as certain contractual arrangements, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.  The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.  The scoping and planning phase is currently underway and involves establishing a project team, identifying major areas affected and developing an implementation plan and communication strategy. The detailed assessment plan will be completed by the end of the second quarter and will result in accounting policies and transitional exemption decisions, estimates of quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted.  The operations implementation phase includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at June 1, 2010, fiscal 2011 and thereafter plus ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. The post implementation phase will include sustainable IFRS compliant financial data and processes for fiscal 2012 and beyond.

Changes in Accounting Policies

(a)  Change in Reporting Currency

Effective March 1, 2009, the Company changed its reporting currency to the U.S. Dollar (USD). The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to March 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CAD).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars.

(b)  Mineral Properties

During the current fiscal year, as a result of the initiation of a new exploration program, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its accounting policies including an examination of the Company’s current accounting policies.  Due to this review, the Company determined that it was appropriate to change its accounting policy for mineral properties whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained.  Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian generally accepting accounting principles (“Canadian GAAP”).  This change in accounting policy has also been applied to the calculation of dilution gains and equity losses from the Company’s equity investment in Copper.

Management believes that this revised accounting policy will provide a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of mineral property expenditures with standards used by producing mining companies in the resource sector and with global accounting standards. The change in accounting policy has been applied retrospectively, and the comparative statements for 2008 have been restated.

FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, accounts payable and long-term debt. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company’s senior secured notes and convertible senior secured notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 20.58% and a maturity date of two years from date of issue based on the ability of the note holders to demand repayment after two years and the expectation that note holders will make this demand.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable.  The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally.  Also, as the majority of its receivables are with the governments of Canada in the form of sales tax, the credit risk is minimal.  Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future.  On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes and convertible senior secured notes indenture.

Market risk

(iii)

Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable.  The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at August 31, 2009
	10% Increase in the	10% decrease in the
	Canadian Dollar	Canadian Dollar
Increase (decrease) in net earnings	$34,274	$(34,274)
Increase (decrease) in other comprehensive (loss) income	-	-
Comprehensive (loss) income	$34,274	$(34,274)

(iv)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt, leases, senior secured notes, convertible senior secured notes and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company is monitoring market conditions to secure the funding at the lowest cost of capital.  The Company is exposed to various funding and market risks which could curtail its access to funds.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties.  Investors should carefully consider the risks described below before investing in the Company’s securities.  The occurrence of any of the following events could harm PTQ.  If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

A risk analysis has as yet to be completed for the Molejon deposit.  While it is possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors.  Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company’s financial condition and results of operations.

Our level of indebtedness could negatively impact our financial condition and results of operations.

As of August 31, 2009, we had approximately $75,761,148 in redemption amount of Senior and Convertible Notes outstanding. We may also incur additional indebtedness in the future. Our high debt levels may have important consequences for us, including, but not limited to the following:

•

our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to us or at all;

•

a significant amount of our operating cash flow is dedicated to the payment of interest and principal on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

•

 increasing our vulnerability to current and future adverse economic and industry conditions;

•

a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations;

•

our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general;

•

causing us to offer debt or equity securities on terms that may not be favorable to us or our shareholders;

•

limiting our flexibility in planning for, or reacting to, changes and opportunities in our business and our industry; and

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

•

our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay the principal or interest due in respect of our indebtedness.

The indenture relating to our Senior and Convertible Notes contain restrictive covenants which impose operating and other restrictions on us and our subsidiaries. These restrictions will affect, and in many respects will limit or prohibit, our ability to, among other things, incur or guarantee additional indebtedness or enter into sale/leaseback transactions, pay dividends or make distributions on capital stock or redeem or repurchase capital stock, make investments or acquisitions and create liens. The terms of our indebtedness also restrict our ability to sell certain assets, apply the proceeds of such sales and reinvest in our business

Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations, may depend in significant part on the extent to which we can implement successfully our business strategy. We cannot assure you that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are only located in Panama, a country with a developing mining sector but no commercially producing mines.  Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations.  Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business.  Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.  In particular, the status of Panama as a developing country may make it more difficult for PTQ to obtain any required production financing for the Company’s properties from senior lending institutions.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on our various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtains permits from various governmental agencies.  The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities except as to matters under mitigation as requested by the government of Panama.  There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama. However, Autoridad Nacional del Ambiente (“ANAM”), Panama’s national environmental authority, has established certain conditions to be met before the Company can place the Molejon property into commercial production as a mine.  PTQ has yet to satisfy all of these conditions, and discussions are underway with ANAM to arrive at a consensus on the final conditions to be met. The Company’s position is that Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession, takes precedence over the resolutions of ANAM, and that the Company is in compliance with the Ley Petaquilla.  The Supreme Court of Panama has issued an order suspending the implementation of a fine levied in 2008 against the Company by ANAM.  There is no guarantee that ANAM will not purport to levy further fines against PTQ, claiming breaches of the environmental statutes and policies of Panama, in the event that the Company proceeds to commercial production without having satisfied conditions set out by ANAM.  PTQ intends to strictly comply with the Ley Petaquilla, including the environmental provision thereof, and will vigorously oppose any such action by ANAM.

Risks related to mining operations could adversely affect PTQ’s business.

The Company is engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage and are without a known body of commercial ore.  Although an open pit mine is planned and construction of a gold plant is nearing completion at the Molejon gold property for the processing of gold-bearing ores, there is no guarantee that the Company will realize any profits in the short to medium term.  Any profitability in the future will be dependent upon locating mineral reserves, which is subject to numerous risk factors.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In developing mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

The Company’s ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties and such delays could materially adversely affect the Company’s financial performance.

The business of gold mining is subject to a variety of risks such as cave-ins and flooding, environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, the discharge of toxic chemicals, gold bullion losses, and other hazards.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delays in production, increased production costs, monetary losses and possible legal liability.  The Company has obtained insurance in amounts that it considers to be adequate to protect against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.  PTQ may become subject to liability for hazards against which it cannot be insured, or against which it is inadequately insured, or against which it may elect not to be insured because of premium costs or for other reasons.  In particular, the Company is not insured against all forms of environmental liability.

Further development of the Molejon gold property to completion of construction of mill facilities and commencement and continuation of production will require additional approvals, permits and certificates of authorization from different government agencies on an ongoing basis.  Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by us.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Although the ore resource and mineral deposit figures included herein have been carefully prepared by PTQ, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be  legally and economically exploited. Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters and until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only. Further development, drilling and other engineering analyses are required in order to have any of the Company’s resources classified as proven reserves. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Potential delays in the development of the Molejon gold deposit and cost overruns could occur.

Whilst the Molejon gold deposit development is underway, costs for equipment remain under review and may escalate beyond original estimates.  This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates.  There is no guarantee the Molejon gold project will, after more development and engineering work is completed be an economically feasible production opportunity.

PTQ has limited experience with development-stage mining operations.

The Company has limited experience in placing resource properties into production and PTQ’s ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if resource properties are put into production.  There also exists significant risk in being able to recruit experienced employees or contractors to allow the Company to move forward in pursuing development-stage mining operations.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same.  Factors beyond the Company’s control may affect the marketability of any substances discovered.  Gold prices have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond PTQ’s control, including international economic and political trends, expectations with respect to the rate of inflation, currency exchange rates, interest rates, global and regional consumption patterns and economic crises, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold is affected by various factors including political events, economic conditions, production costs in major producing regions and governmental policies with respect to gold holdings by a nation or its citizens.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  There can be no assurance that the price of recovered minerals will be such that the Company’s properties can be mined at a profit.

The Company is dependent upon additional funding in order to continue its operations.

With the exception of $15,197,064 from the sale of gold during the commissioning period, the Company has not generated cash from operations in the past and, although PTQ is preparing for production at the Molejon gold property, cash flow to satisfy the Company’s operational requirements, debt repayments and cash commitments is not guaranteed from the operations of the Molejon gold plant.  In the past, the Company has relied on sales of equity securities or debt financing to meet most of its cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments.

The Company does not presently have sufficient financial resources to undertake all of the Company’s planned exploration and development programs.  The development of PTQ’s properties depends upon its ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate operations on such properties.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The company has a history of losses, an accumulated deficit and a lack of revenue from operations and there is substantial uncertainty regarding its ability to continue as a going concern.

In their report on the consolidated financial statements for the fiscal year ended May 31, 2009, the Company’s independent auditors included an explanatory paragraph regarding concerns about PTQ’s ability to continue as a going concern. The Company’s financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by the Company’s independent auditors.

The Company has incurred net losses to date.  As at August 31, 2009, PTQ had an accumulated deficit of $126,800,467 and for the three months ended August 31, 2009, incurred a loss of $7,025,531 from continuing operations. Continuing operations are dependent on the Company achieving profitable operations and being able to raise capital, as necessary, to meet PTQ’s obligations and repay liabilities when they come due.

The Company has not yet earned any significant revenue from the exploration activities on its properties.  The Molejon gold property is the Company’s first property development activity.  Even if PTQ undertakes development activity on any of the Company’s properties, including the Molejon gold property, PTQ may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that PTQ will produce revenue, operate profitably or provide a return on investment in the future and recent significant increases in gold commodity prices may not be sustainable.  As such, they may not be reliable as indicators of future consistent realizable values, should any of the Company’s mineral deposits reach commercial production.

PTQ is executing a business plan to allow the Company to continue as a going concern, which is to achieve profitability through cost containment and increased revenues. PTQ has reduced its losses and intends to reduce them further, ultimately achieving profitability.  There is significant uncertainty that the Company will be successful in executing this plan. Should PTQ fail to achieve profitability or, if necessary, raise sufficient capital to sustain operations, the Company may be forced to suspend its operations and possibly even liquidate its assets and wind-up and dissolve the company.

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Ley Petaquilla, a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometres in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, PTQ continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s development activities.

Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports.  Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the sixth to the tenth years of the concession and $3.50 per hectare thereafter.  Initially, the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders.  The current annual rental is approximately $34,000.  The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Under Ley Petaquilla, MPSA was required to begin mine development by May 2001.  However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by MPSA was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focuses on the advancement of the Molejon gold deposit which was commenced in 2006.  Subsequent phases of the plan are the responsibility of MPSA.

The Company’s directors may have conflicts of interest.

As at October 1, 2009, two of the Company’s directors, Robert Baxter and John Cook, are directors of other public, listed companies.  While currently none of the directors beneficially own a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future.  To the extent that these other companies may participate in ventures in which PTQ may participate, the Company’s directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to the Company.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to the Company, the degree of risk to which PTQ may be exposed and the Company’s financial position at that time.  Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Increased costs to procure labour and materials may affect the Company’s expenditures.

The mining industry has been impacted by increased demand for critical resources such as input commodities, mining equipment, milling equipment and skilled labour.  These shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting capital expenditures and mine and mill completion.  These conditions may reoccur in the future and may have an effect on future costs of production and the achievement of production targets.

The Company faces strong competition for the acquisition of mining properties.

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than PTQ, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that PTQ’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Uncertainty of mineral resources and grade of deposit

Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the present inferred resources and related grades will eventually be confirmed either in whole or in part, as measured or indicated resources.  Prolonged declines in the market price of gold may render inferred mineral resources containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce PTQ’s resources.  Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow.  Short-term factors relating to mineral resources, such as the need for orderly sequential development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

There is a degree of uncertainty attributable to the calculation of mineralization and corresponding resource grades being mined or dedicated to future production.  Until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only.  In addition, the quantity of resources and mineralization may vary depending on commodity prices.  Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of a project.  In addition, there can be no assurance that recoveries from laboratory tests will be duplicated in tests under on-site conditions or during production.

Replacement of mineral resources

There are a number of uncertainties inherent in any program relating to the location of economic mineral resources, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that PTQ’s programs will yield new mineral resources to expand current inferred mineral resources.

Environmental protestors

There are currently no producing mines in Panama and various independent environmental groups or individuals would like to prevent the operation of mining in Panama.  The Company’s operations have been could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.  Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure.  All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee.  The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of May 31, 2009 and concluded that such disclosure controls and procedures were operating effectively at that date.  The CEO and CFO monitor and evaluate disclosure controls and procedures on a regular basis throughout the year.  There were no significant changes to the Company’s disclosure controls process during the three months ended August 31, 2009.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at May 31, 2009.

This assessment identified the following material weakness:

•

The Company’s policies and procedures relating to cash disbursements at one of the Company’s operating subsidiaries were not followed.

During the current period, the Company redesigned the internal controls for operating subsidiaries by replacing all signing authorities at these operations with senior level employees from the parent company.

The Company’s management believes that its internal controls over financial reporting with regard to cash disbursements has been satisfactorily implemented to the extent possible at the current time, but there has not yet been an opportunity to carry out testing on these internal controls to confirm their effectiveness.

Accordingly, the Company believes that, as at August 31, 2009, its internal controls over financial reporting were designed and operating effectively, to the extent that it was possible to test, to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company continues to review and assess its internal controls over financial reporting.  There were no significant changes made to internal controls over financial reporting during the three months ended August 31, 2009, except as described above pertaining to cash disbursements.

The Company is currently conducting an internal investigation under the oversight of the Audit Committee and with the assistance of independent counsel of certain of our international operations, focusing on the material weakness identified during the Company’s assessment of internal controls as at May 31, 2009.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”).  PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates.  Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”.  USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior period MD & A filings, is available on SEDAR at www.sedar.com.

Form 52-109F2

Certification of Interim Filings - full certificate

I, Richard Fifer, President and Chief Executive Officer of Petaquilla Minerals Ltd. during the subject period, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Petaquilla Minerals Ltd. (the “issuer”) for the interim period ended August 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009, and ended on August 31, 2009, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

October 15, 2009

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer (during the subject period)

Form 52-109F2

Certification of Interim Filings - full certificate

I, Bassam Moubarak, Chief Financial Officer of Petaquilla Minerals Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Petaquilla Minerals Ltd. (the “issuer”) for the interim period ended August 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009, and ended on August 31, 2009, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

October 15, 2009

“Bassam Moubarak”

Bassam Moubarak, CA

Chief Financial Officer